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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                  (Amendment No.             )*
                                 ------------

                     PANAMSAT CORPORATION
                     --------------------
                        (Name of Issuer)

            COMMON STOCK, PAR VALUE $.01 PER SHARE
            --------------------------------------
                 (Title of Class of Securities)

                           697933-10-9
                           -----------
                         (CUSIP Number)

                         EMILIO ROMANO
                   AV. VASCO DE QUIROGA 2000
                       COLONIA SANTA FE
                    C.P. 01210 MEXICO, D.F.
                        (525) 261-2414
                   -------------------------

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          MAY 16, 1997
                          ------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          GRUPO TELEVISA, S.A.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [x]
                                                             (b)  [ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*
          OO

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
          MEXICO

    NUMBER OF     7   SOLE VOTING POWER
      SHARES             11,239,594 SHARES
   BENEFICIALLY   8   SHARED VOTING POWER
     OWNED BY            0
       EACH       9   SOLE DISPOSITIVE POWER
    REPORTING            11,239,594 SHARES
      PERSON      10  SHARED DISPOSITIVE POWER
       WITH              0

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
          11,239,594 SHARES

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)              [ ]
       EXCLUDES CERTAIN SHARES*

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.5%

   14  TYPE OF REPORTING PERSON*
          CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!


   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          SATELLITE COMPANY, LLC

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [x]
                                                             (b)  [ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*
          OO

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
          NEVADA

    NUMBER OF     7   SOLE VOTING POWER
      SHARES             11,239,594 SHARES
  BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY            0
       EACH       9   SOLE DISPOSITIVE POWER
    REPORTING            11,239,594 SHARES
      PERSON      10  SHARED DISPOSITIVE POWER
       WITH              0

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
          11,239,594 SHARES

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)              [ ]
       EXCLUDES CERTAIN SHARES*

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.5%

   14  TYPE OF REPORTING PERSON*
          OO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.  SECURITY AND ISSUER
         -------------------

         This statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of PanAmSat Corporation, a
Delaware corporation (the "Company" or "New PanAmSat"). The principal executive offices of the Company are located at One Pickwick Plaza, Greenwich, Connecticut 06830.

Item 2.  IDENTITY AND BACKGROUND
         -----------------------

         This statement is being filed jointly by Grupo Televisa, S.A., a Mexican corporation ("Televisa") and Satellite Company, LLC, a Nevada limited liability company and a directly and indirectly wholly-owned subsidiary of Televisa ("Satellite," and together with Televisa, the "Reporting Persons"). The Reporting Persons are filing this Statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

         The address of Televisa's principal office is Av. Vasco de Quiroga 2000, Colonia Santa Fe, C.P. 01210 Mexico, D.F. The address of Satellite's principal office is c/o Fonovisa Centroamerica, S.A., De Popa de Curridabat 25 Mts. Este, Edificio Galerias del
Este, Local 8, San Jose, Costa Rica. The names, business addresses, principal businesses and citizenship of each of the directors and executive officers of Televisa and the manager of Satellite are set forth on Schedule 1 hereto and incorporated by reference herein.

         Televisa is the world's leading producer and broadcaster of Spanish-language television. As the largest media company in the Spanish-speaking world, Televisa has interests in television production and broadcasting, international distribution of television programming, direct-to-home satellite programming publishing, music recording, radio production and broadcasting, cable television, professional sports and special events promotion, feature film production and distribution, outdoor advertising, paging services and dubbing. The principal business of Satellite is to serve as a holding company.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers, directors or managers, as the case may be, of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


         During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

On May 16, 1997, Hughes Communications, Inc. ("HCI") and PanAmSat International Systems, Inc. (formerly known as PanAmSat
Corporation, "Old PanAmSat") combined their satellite operations pursuant to an Agreement and Plan of Reorganization, dated as of September 20, 1996, as amended as of April 4, 1997 (the "Reorganization Agreement"), between HCI and certain of its subsidiaries and Old PanAmSat. The transaction was consummated through the merger of a directly and indirectly wholly-owned subsidiary of a newly formed holding company, New PanAmSat, with and into Old PanAmSat and a contribution of the satellite services business of HCI to New PanAmSat, with the result that Old PanAmSat became a wholly-owned subsidiary of New PanAmSat and New PanAmSat became the owner and operator of the HCI satellite services business (the "Merger"). Immediately prior to the Merger, in a separate but related transaction (the "Univisa Contribution"), pursuant to the Stock Contribution and Exchange Agreement, dated as of September 20, 1996 (the "Univisa Contribution Agreement"), among Televisa, Satellite, New PanAmSat and HCI, New PanAmSat acquired from Satellite all of the capital stock of Univisa, Inc. ("Univisa"), which was the indirect holder of all of the outstanding shares of the Class B Common Stock, par value $.01 per share of Old PanAmSat (the "PAS Class B Common Stock"). Following the Merger and related transactions, Old PanAmSat was renamed PanAmSat International Systems, Inc. and New PanAmSat was renamed PanAmSat Corporation. In connection with the Univisa Contribution,
Satellite received for each share of PAS Class B Common Stock, indirectly owned by Univisa, $16.38 and 0.45 shares of Common
Stock. Prior to the Merger, each of the Reporting Persons owned shares of PAS Class B Common Stock. The Reporting Persons acquired their respective shares of Common Stock as a result of Satellite's receipt of the consideration described above under the Univisa Contribution Agreement and related transactions. Copies of the Reorganization Agreement and the Univisa Contribution
Agreement were filed with the Securities and Exchange Commission as part of the Company's (under its former name of Magellan International, Inc.) Form S-4 Registration Statement on April 16,
1997 and are incorporated herein by reference.

Item 4.  PURPOSE OF TRANSACTION
         ----------------------

         The Reporting Persons acquired the securities of the issuer as consideration in the Univisa Contribution discussed in
Item 3. They acquired these shares for investment purposes. Concurrently with the execution and delivery of the Reorganization Agreement, Satellite entered into a Principal Stockholders
Agreement with HCI and certain stockholders of Old PanAmSat, whereby such stockholders agreed, among other things, to vote in favor of the Merger, the Reorganization Agreement and the other transactions contemplated thereby and to vote against certain actions which would be inconsistent with the Principal
Stockholders Agreement, the Reorganization Agreement and the other transactions contemplated thereby. A copy of the Principal Stockholders Agreement was filed with the Securities and Exchange Commission as part of the Company's (under its former name of Magellan International, Inc.) Form S-4 Registration Statement on April 16, 1997 and is incorporated by reference herein.
Concurrently with the consummation of the reorganization of Old PanAmSat, HCI, Satellite and certain stockholders of Old PanAmSat entered into an Amended and Restated Stockholder Agreement, whereby such parties agreed, among other things, (a) to certain restrictions on HCI, such stockholders and the Company regarding sales of shares of Common Stock; and (b) to designate directors of the Company's Board of Directors. In addition, the Company, HCI, Satellite and certain stockholders of Old PanAmSat entered into an Amended and Restated Registration Rights Agreement pursuant to which Satellite and such stockholders will have, among other things, the right under certain circumstances and subject to certain exceptions, to require the Company to register all or any portion of the shares of Common Stock held by them, provided that the aggregate value of such shares is at least $100,000,000. The Amended and Restated Stockholders Agreement and the Amended and Restated Registration Rights Agreement, attached hereto as
Exhibits 5 and 6 respectively, are incorporated by reference herein.

         The Reporting Persons intend to review their investment in the Company from time to time and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Company.

         Except as described herein, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         (a) For the information required by Item 5(a), see items 11 and 13 on the cover page for each of Televisa and Satellite.

         (b) For the information required by Item 5(b), see items 7, 8, 9 and 10 on the cover page for each of Televisa and Satellite.

         (c) For the information required by Item 5(c), see the description of the Merger discussed in Item 3.

         (d)  Item 5(d) is not applicable.

         (e)  Item 5(e) is not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
         ------------------------------------------------------

         Under the Pledge and Security Agreement, dated as of May 16, 1997 among Satellite, Televisa and IBJ Schroder Bank & Trust Company (the "Pledge Agreement") and the Collateral Trust Agreement, dated as of May 16, 1997 among Magellan International, Inc., HCI, Satellite, Televisa and IBJ Schroder Bank & Trust Company (the "Trust Agreement" together with the "Pledge Agreement" collectively, the "Collateral Agreements") Televisa and Satellite agreed to deposit five million shares of Common Stock, among other things, in trust to secure their indemnification obligations under the Univisa Contribution Agreement. For additional information required by Item 6, See Item 4.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          Exhibit 1.  Joint Filing Agreement dated as of
                      May 22, 1997.*

          Exhibit 2. Agreement and Plan of Reorganization, dated as of September 20, 1996, as amended, by and among Hughes
                      Communications, Inc., Hughes
                      Communications Galaxy, Inc., Hughes
                      Communications Satellite Services, Inc.,
                      Hughes Communications Services, Inc.,
                      Hughes Communications Carrier Services,
                      Inc., Hughes Communications Japan, Inc.,
                      Magellan International, Inc., and PanAmSat
                      Corporation.**

         Exhibit 3. Stock Contribution and Exchange Agreement, dated as of September 20, 1996, among Grupo Televisa, S.A., Satellite Company, LLC, Magellan International, Inc. and Hughes Communications, Inc.**

         Exhibit 4. Principal Stockholders Agreement, dated September 20, 1996, by and among Hughes Communications, Inc., Hughes
                      Communications Galaxy, Inc., Satellite
                      Company, LLC, Univisa Satellite Holdings,
                      Inc., and certain stockholders of PanAmSat
                      Corporation.**

         Exhibit 5. Amended and Restated Stockholder Agreement, dated as of May 16, 1997, by and among Magellan International, Inc., Hughes Communications, Inc., Satellite Company, LLC and certain stockholders of PanAmSat Corporation.*

         Exhibit 6.   Amended and Restated Registration Rights
                      Agreement, dated as of May 16, 1997, by
                      and among Magellan International, Inc. and certain stockholders of PanAmSat
                      Corporation.*

         Exhibit 7.   Pledge and Security Agreement, dated as of
                      May 16, 1997, among Satellite, Televisa and
                      IBJ Schroder Bank & Trust Company.  (P)

         Exhibit 8.   Collateral Trust Agreement, dated as of May
                      16, 1997, among Magellan International
                      Inc., HCI, Satellite, Televisa and IBJ
                      Schroder Bank & Trust Company.  (P)

-----------------

*      Filed herewith.

** Filed with the Securities and Exchange Commission as an appendix to Magellan International, Inc.'s Form S-4
       Registration Statement (No. 333-25293) on April 16, 1997 and incorporated herein by reference.

                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 27, 1997

                           By: GRUPO TELEVISA, S.A.

                               By: /s/ Emilio Romano
                                  --------------------------
                                  Name:  Emilio Romano
                                  Title: Authorized Signatory

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 27, 1997

                           By: SATELLITE COMPANY, LLC

                               By:    Fonovisa Centroamerica, S.A.
                               Title: Manager

                                      By: /s/ Jorge Suarez Barbosa
                                         --------------------------
                                         Name:  Jorge Suarez Barbosa
                                         Title: Attorney-in-Fact

                           SCHEDULE 1

    DIRECTORS AND PRINCIPAL OFFICERS OF GRUPO TELEVISA, S.A.

         The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, as well as the citizenship of each of the directors and principal officers of Grupo Televisa, S.A. is set forth below.

                                     Principal
                                     Occupation, If
                                     Other Than As
                     Position with   Principal Officer
Name and Business    Grupo           of Grupo             Citizen-
Address              Televisa, S.A.  Televisa, S.A.       ship
-----------------    -----------     -------------        -------

Emilio Azcarraga     Chairman of                          Mexico
Jean                 the Board,
c/o Grupo            President,
Televisa, S.A.       Chief
Av. Vasco de         Executive
Quiroga 2000         Officer and
Colonia Santa Fe     Director
C.P. 01210 Mexico,
D.F.

Guillermo Canedo     Executive Vice                       Mexico
White                President -
c/o Grupo            Chief
Televisa, S.A.       Corporate
Av. Vasco de         Officer,
Quiroga 2000         President of
Colonia Santa Fe     Executive
C.P. 01210 Mexico,   Committee and
D.F.                 Director

Miguel Aleman        Vice-Chairman                        Mexico
Velasco              of the Board,
c/o Grupo            President of
Televisa, S.A.       DTH Division
Av. Vasco de         and Director
Quiroga 2000
Colonia Santa Fe
C.P. 01210 Mexico,
D.F.

Miguel Aleman        Executive Vice                       Mexico
Magnani              President of
c/o Grupo            Engineering
Televisa, S.A.       and
Av. Vasco de         Technological
Quiroga 2000         Development,
Colonia Santa Fe     Vice President
C.P. 01210 Mexico,   of Executive
D.F.                 Committee and
                     Director

Alejandro Burillo    Director        Private Investor     Mexico
Azcarraga
c/o Grupo
Televisa, S.A.
Av. Vasco de
Quiroga 2000
Colonia Santa Fe
C.P. 01210 Mexico,
D.F.

Jose Antonio Canedo  Director        President of Grupo   Mexico
White                                Televicentro and
c/o Grupo                            President of
Televisa, S.A.                       Desarrollo Axis
Av. Vasco de
Quiroga 2000
Colonia Santa Fe
C.P. 01210 Mexico,
D.F.

Juan Abello Gallo    Director        President of Grupo    Spain
c/o Grupo                            Torreal, Spain
Televisa, S.A.
Av. Vasco de
Quiroga 2000
Colonia Santa Fe
C.P. 01210 Mexico,
D.F.

Luis Maria Anson     Director        Managing Director     Spain
c/o Grupo                            of Diario ABC,
Televisa, S.A.                       Spain
Av. Vasco de
Quiroga 2000
Colonia Santa Fe
C.P. 01210 Mexico,
D.F.

Antonio Ariza        Director        Chief Executive       Mexico
Alduncin                             Officer of Pedro
c/o Grupo                            Domecq
Televisa, S.A.
Av. Vasco de
Quiroga 2000
Colonia Santa Fe
C.P. 01210 Mexico,
D.F.

Julio Barba Hurtado  Director        Director of Grupo     Mexico
c/o Grupo                            Televicentro
Televisa, S.A.
Av. Vasco de
Quiroga 2000
Colonia Santa Fe
C.P. 01210 Mexico,
D.F.

Ricardo Claro        Director        President of          Chile
Valdes                               Megavision
c/o Grupo
Televisa, S.A.
Av. Vasco de
Quiroga 2000
Colonia Santa Fe
C.P. 01210 Mexico,
D.F.

Manuel Jorge         Director        President and         Cuba
Cutillas Covani                      Chairman of the
c/o Grupo                            Board of Bacardi
Televisa, S.A.                       International
Av. Vasco de
Quiroga 2000
Colonia Santa Fe
C.P. 01210 Mexico,
D.F.

Jaime Davila         Executive Vice                        Mexico
Urcullu              President -
c/o Grupo            Chief
Televisa, S.A.       Operating
Av. Vasco de         Officer, Vice
Quiroga 2000         President of
Colonia Santa Fe     Executive
C.P. 01210 Mexico,   Committee and
D.F.                 Director

David Evans          Director        Executive Vice        United
c/o Grupo                            President, News       States
Televisa, S.A.                       Corporation, and
Av. Vasco de                         President and CEO
Quiroga 2000                         of SKY
Colonia Santa Fe                     Entertainment
C.P. 01210 Mexico,                   Services Latin
D.F.                                 America, Inc.

Ruben Fuentes Colin  Director        Director of Grupo     Mexico
c/o Grupo                            Televicentro
Televisa, S.A.
Av. Vasco de
Quiroga 2000
Colonia Santa Fe
C.P. 01210 Mexico,
D.F.

Claudio X. Gonzalez  Director        Chairman and Chief   Mexico
c/o Grupo                            Executive Officer
Televisa, S.A.                       of Kimberly-Clark
Av. Vasco de                         de Mexico
Quiroga 2000
Colonia Santa Fe
C.P. 01210 Mexico,
D.F.

Rafael de Haro       Vice President                       Mexico
Lebrija              of Sales
c/o Grupo
Televisa, S.A.
Av. Vasco de
Quiroga 2000
Colonia Santa Fe
C.P. 01210 Mexico,
D.F.

Roberto Hernandez    Director        President of Grupo   Mexico
Ramirez                              Financiero Banamex
c/o Grupo                            Accival
Televisa, S.A.
Av. Vasco de
Quiroga 2000
Colonia Santa Fe
C.P. 01210 Mexico,
D.F.

Enrique Krauze       Chief Executive                      Mexico
Kleinbort            Officer of
c/o Grupo            Editorial Clio
Televisa, S.A.       and Director
Av. Vasco de
Quiroga 2000
Colonia Santa Fe
C.P. 01210 Mexico,
D.F.

Alfonso Romo Garza   Director        President of Pulsar  Mexico
c/o Grupo                            Internacional
Televisa, S.A.
Av. Vasco de
Quiroga 2000
Colonia Santa Fe
C.P. 01210 Mexico,
D.F.

Fernando Senderos    Director        President and Chief  Mexico
Mestre                               Executive Officer
c/o Grupo                            of DESC
Televisa, S.A.
Av. Vasco de
Quiroga 2000
Colonia Santa Fe
C.P. 01210 Mexico,
D.F.

Jaime E Yordan       Director        Managing Director,   United
c/o Grupo                            Goldman, Sachs &     States
Televisa, S.A.                       Co.
Av. Vasco de
Quiroga 2000
Colonia Santa Fe
C.P. 01210 Mexico,
D.F.

                MANAGER OF SATELLITE COMPANY, LLC

         The name and business address as well as the jurisdiction of organization of the manager of Satellite Company, LLC is set forth below.

    Name:              Fonovisa Centroamerica, S.A.

    Business Address:  De Popa de Curridabat 25 Mts. Este

                       Edificio Galerias del Este

                       Local 8

                       San Jose, Costa Rica

    Jurisdiction of
      Organization:   Costa Rica

                          EXHIBIT INDEX

         Exhibit 1.  Joint Filing Agreement dated as of May 22,
                     1997.*

         Exhibit 2. Agreement and Plan of Reorganization, dated as of September 20, 1996, as amended, by and among Hughes
                     Communications, Inc., Hughes
                     Communications Galaxy, Inc., Hughes
                     Communications Satellite Services, Inc.,
                     Hughes Communications Services, Inc.,
                     Hughes Communications Carrier Services,
                     Inc., Hughes Communications Japan, Inc.,
                     Magellan International, Inc., and PanAmSat
                     Corporation.**

         Exhibit 3. Stock Contribution and Exchange Agreement, dated as of September 20, 1996, among Grupo Televisa, S.A., Satellite Company, LLC, Magellan International, Inc. and Hughes Communications, Inc.**

         Exhibit 4. Principal Stockholders Agreement, dated September 20, 1996, by and among Hughes Communications, Inc., Hughes
                     Communications Galaxy, Inc., Satellite
                     Company, LLC, Univisa Satellite Holdings,
                     Inc., and certain stockholders of PanAmSat
                     Corporation.**

         Exhibit 5.  Amended and Restated Stockholder
                     Agreement, dated as of May 16, 1997, by
                     and among Magellan International, Inc.,
                     Hughes Communications, Inc., Satellite
                     Company, LLC and certain stockholders of PanAmSat Corporation.*

         Exhibit 6.  Amended and Restated Registration Rights
                     Agreement, dated as of May 16, 1997, by
                     and among Magellan International, Inc. and certain stockholders of PanAmSat
                     Corporation.*

         Exhibit 7.  Pledge and Security Agreement, dated as of
                     May 16, 1997, among Satellite, Televisa and
                     IBJ Schroder Bank & Trust Company.  (P)

         Exhibit 8.  Collateral Trust Agreement, dated as of May
                     16, 1997, among Magellan International
                     Inc., HCI, Satellite, Televisa and IBJ
                     Schroder Bank & Trust Company.  (P)

-----------------

*      Filed herewith.

** Filed with the Securities and Exchange Commission as an appendix to Magellan International, Inc.'s Form S-4
       Registration Statement (No. 333-25293) on April 16, 1997 and incorporated herein by reference.